# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: BJs RESTAURANTS INC, CIK 0001013488
CUSIP: 09180C106
Title of class of securities: Common Stock, no par value
Address of issuer's principal executive offices: 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, California (CA), 92647
Date of event which requires filing of this statement: 03/12/2025
Amends the filing with accession number 0001013594-24-000055
Filed by CIK 0001959730
Persons authorized to receive notices and communications: Kenneth Mantel, Esq., Olshan Frome Wolosky LLP, 1325 Avenue of the Americas, New York, New York (NY), 10019, 212-451-2300

## Reporting persons
- Fund 1 Investments, LLC (CIK 0001959730): type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); source of funds: affiliate funds (AF); sole voting power 2,228,396; shared voting power 0; sole dispositive power 2,228,396; shared dispositive power 0; aggregate amount beneficially owned 2,228,396 (9.81% of the class)

## Item 1. Security and Issuer
Title of class of securities: Common Stock, no par value
Name of issuer: BJs RESTAURANTS INC
Address of issuer's principal executive offices: 7755 CENTER AVENUE, SUITE 300, HUNTINGTON BEACH, California (CA), 92647

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
Item 3 is hereby amended and restated as follows:

The Shares purchased by the Reporting Person were purchased with working capital (which may, at any given time, include margin loans made by brokerage firms in the ordinary course of business). The aggregate purchase price of the 2,228,396 Shares beneficially owned by the Reporting Person is approximately $72,993,949, including brokerage commissions.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Item 5(a) is hereby amended and restated to read as follows:

The aggregate percentage of Shares reported owned by the Reporting Person is based on 22,718,160 Shares outstanding as February 24, 2025, which is the total number of Shares outstanding as reported in the Issuer's Annual Report on Form 10-K filed with the Securities and Exchange Commission on February 26, 2025.

As of date hereof, the Reporting Person beneficially owned 2,228,396 Shares, constituting approximately 9.81% of the outstanding Shares.
Number of shares as to which each person has sole or shared power to vote or dispose:
Item 5(b) is hereby amended and restated to read as follows:

The Reporting Person has sole power (i) to vote or direct the vote of, and (ii) to dispose or direct the disposition of, the 2,228,396 Shares held by the Funds.
Transactions in the class effected during the past sixty days:
Item 5(c) is hereby amended and restated to read as follows:

The transactions in the Shares by the Reporting Person since the filing of Amendment No. 7 to the Schedule 13D are set forth in Exhibit 1 and are incorporated herein by reference.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 6 is hereby amended to add the following:

As previously disclosed, the Reporting Person entered into cash-settled swaps (the "Cash-Settled Swaps") with an unaffiliated third-party financial institution, representing economic exposure comparable to the number of Shares referenced by the Cash-Settled Swaps. The Reporting Person has terminated the Cash-Settled Swaps.

The Reporting Person has entered into American-style over-the-counter call option contracts with an unaffiliated third party financial institution that settle into cash referencing an aggregate of 1,950,960 Shares, with a strike price of $22.50 and expiring on a range of dates from October 30, 2025, to January 27, 2026 (the "Cash-Settled Options"). The Cash-Settled Options can only be settled in cash and do not permit settlement in the form of Shares. The Cash-Settled Options do not give the Reporting Person, directly or indirectly, the power to vote or direct the voting or the power to dispose or direct the disposition of the Shares referenced by the Cash-Settled Options, nor do they require the counterparty thereto to acquire, hold, vote or dispose of any securities of the Issuer.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
Item 7 is hereby amended to add the following exhibit:

1 - Transactions in Securities

## Signatures
- Fund 1 Investments, LLC: /s/ Benjamin C. Cable, Benjamin C. Cable, Chief Operating Officer (03/14/2025)